Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Smart Tire Company Inc.
1450 Firestone Pkwy, Unit E
Akron, OH 44301
https://www.smarttirecompany.com

Up to $3,703,441.60 in Series Seed-1 Preferred Stock at $4.60
Minimum Target Amount: $9,995.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Smart Tire Company Inc.
Address: 1450 Firestone Pkwy, Unit E, Akron, OH 44301
State of Incorporation: DE
Date Incorporated: August 12, 2020

Terms:

Equity

Offering Minimum: $9,995.80 | 2,173 shares of Series Seed-1 Preferred Stock
Offering Maximum: $3,703,441.60 | 805,096 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $4.60
Minimum Investment Amount (per investor): $243.80

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

The SMART Tire Company designs and manufactures airless tires made from shape memory alloys. Our beachhead product is a high performance bicycle tire called METL™. We intend to serve both consumer and B2B (fleet) operations through our micromobility partner Spin (a subsidiary of Ford Mobility). In addition, we are developing new lunar tires for upcoming moon missions (Project Artemis) in collaboration with major aerospace companies.

The SMART Tire Company was initially organized as The SMART Tire Company, LLC, a Delaware LLC on 08/12/2020 and converted to a Delaware C-Corp on 03/21/2021

The Company's Intellectual Property ("IP"):

The Company has been granted a non-exclusive, commercial license by NASA for the following patents:

U.S. Patent No.: 10,449,804

o Title: Superelastic Tire

o Issue Date: 10/22/2019

U.S. Patent No.: 10,427,461

o Title: Radially Stiffened Shape Memory Alloy Tire

o Issue Date: 10/01/2019

The Company has been granted a partially exclusive, commercial license by NASA for the following pending patents:

U.S. Patent Application No.: 17/119,632

o Title: Shape Memory Alloy Tubular Structure

o Filing Date: 12/11/2020

The Company has applied for the following trademarks with the USPTO:

Name: METL

Serial Number: 90888461

Name: SMART

Serial Number: 90888469

The Company has received a notice of allowance from the USPTO for the following trademarks:

Name: Reimagining the Wheel

Serial Number: 90524595

In addition, The Company has other IP that it has developed including new tire designs.

Competitors and Industry

The global tire market is a highly fragmented $250B industry, with the Big 4

(Bridgestone, Michelin, Goodyear and Continental) each owning less than 20% market share. Goodyear is the only major American tire company remaining in existence. All major tire companies today are primarily rubber companies, with large multi-billion dollar capital investments in rubber processing and manufacturing capabilities. The SMART Tire Company, on the other hand, specializes in advanced materials (specifically shape memory alloys).

Overall industry growth has been steady at around 4-5% CAGR; however, the two wheel market segment is at > 10%. Micromobility and EV segments are poised to continue rapid growth over the next 5-10+ years and are perfectly suited for new tire technology.

sources:

https://www.statista.com/statistics/225677/revenue-of-the-leading-tire-producers-worldwide/

https://www.smithers.com/resources/2021/november/tire-industry-rebounds-to-$264-billion-in-2021

https://www.bloomberg.com/press-releases/2019-04-15/global-two-wheeler-tire-market-will-grow-at-a-cagr-of-10-during-2019-2023-technavio

Current Stage and Roadmap

STC is currently in the advanced prototype stage developing the METL™ tire for bicycles and electric scooters. We operate out of a 5,000 square foot innovation center in Akron, OH.

We expect to launch early road test of the METL™ tire in 2022, with product launch to follow.

Our partners include Spin (a subsidiary of Ford Mobility), Felt Bicycles, NASA (as defined in a Space Act Agreement and technology licenses), and multiple aerospace contractors.

The Team

Officers and Directors

Name: Brian Yennie

Brian Yennie's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: August 12, 2021 - Present
  Responsibilities: Technical Leadership, Business Development. Brian receives

$100k per year for this role.

Other business experience in the past three years:

- **Employer:** IDEX
  Title: Senior Software Engineer
  Dates of Service: September 24, 2018 - July 01, 2021
  Responsibilities: software development

Other business experience in the past three years:

- **Employer:** Fanstreme
  Title: Co-founder/ CTO
  Dates of Service: March 11, 2016 - Present
  Responsibilities: Webmaster

Name: Earl Cole

Earl Cole's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 12, 2021 - Present
  Responsibilities: Business development, fundraising. Earl receives $100k per year for this role.

Other business experience in the past three years:

- **Employer:** Fanstreme
  Title: CEO
  Dates of Service: March 11, 2016 - Present
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Perthes Kids Foundation
  Title: Founder
  Dates of Service: September 01, 2007 - Present
  Responsibilities: Fundraising, management, marketing

Other business experience in the past three years:

- **Employer:** University of Washington - Michael G. Foster School of Business

Title: Mentor
Dates of Service: October 01, 2020 - Present
Responsibilities: Mentor to business school students

Other business experience in the past three years:

- **Employer:** Stanford Seed
  Title: Marketing consultant
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Techstars
  Title: Mentor
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Mentor to acclerator participants

Other business experience in the past three years:

- **Employer:** California State University, Chico
  Title: Engineering Leadership Advisory Council
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Leadership advisor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed-1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the tire or transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering preferred stock in the amount of up to $3,703,443.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of common stock could be more advantageous to those investors than to the holders of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational SMART tire or that the product

may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our SMART tire. Delays or cost overruns in the development of our SMART tire and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Series Seed-1 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The SMART Tire Company Inc. was formed on August 12, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The SMART Tire Company, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The SMART Tire Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual

property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell some products is dependent on the outside government regulation such as the DOT (Department of Transportation), FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brian Yennie	4,500,000	Common Stock	50.0
Earl Cole	4,500,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, SAFE Note (WeFunder SPV), SAFE Note (WeFunder SPV #2), SAFE Note (private angel investor), SAFE Note (AngelList SPV), Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 805,096 of Series Seed-1 Preferred Stock.

Common Stock

The amount of security authorized is 11,683,887 with a total of 10,000,000 outstanding.

Voting Rights

1 Vote Per share

Material Rights

The amount outstanding includes 1,000,000 shares reserved for issuance under the company's equity incentive plan.

ROFR

Common shares include a Right of First Refusal as part of the Stock Purchase Agreement, but this does not apply to, or directly impact, the rights of preferred shareholders.

Dividends

Dividends upon the capital stock of the Company, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Amended and Restated Certificate of Incorporation.

SAFE Note (WeFunder SPV)

The security will convert into Series seed-2 preferred stock and the terms of the SAFE Note (WeFunder SPV) are outlined below:

Amount outstanding: $500,000.00
Interest Rate: %
Discount Rate: 100.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (WeFunder SPV).

SAFE Note (WeFunder SPV #2)

The security will convert into Series seed-3 preferred stock and the terms of the SAFE Note (WeFunder SPV #2) are outlined below:

Amount outstanding: $796,554.00
Interest Rate: %
Discount Rate: 100.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (WeFunder SPV #2).

SAFE Note (private angel investor)

The security will convert into Series seed-2 preferred stock and the terms of the SAFE Note (private angel investor) are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: 100.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (private angel investor).

SAFE Note (AngelList SPV)

The security will convert into Series seed-4 preferred stock and the terms of the SAFE Note (AngelList SPV) are outlined below:

Amount outstanding: $49,500.00
Interest Rate: %

Discount Rate: 90.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (AngelList SPV).

Series Seed-1 Preferred Stock

The amount of security authorized is 805,096 with a total of 0 outstanding.

Voting Rights

As-converted to common stock. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (*See Exhibit F for details*)

Dividends.

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (*See Exhibit F for details*)

Series Seed-2 Preferred Stock

The amount of security authorized is 693,523 with a total of 693,522 outstanding.

Voting Rights

As-converted to common stock

Material Rights

The total amount outstanding includes 679,924 shares to be issued pursuant to the conversion of WeFunder SPV SAFE notes.

The total amount outstanding includes 13,598 shares to be issued pursuant to the conversion of Private Angel Investor SPV SAFE notes.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (*See Exhibit F for details*)

Dividends

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (*See Exhibit F for details*)

Series Seed-3 Preferred Stock

The amount of security authorized is 173,311 with a total of 173,310 outstanding.

Voting Rights

As-converted to common stock

Material Rights

The total amount outstanding includes 173,310 shares to be issued pursuant to the conversion of WeFunder SPV #2 SAFE notes.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and

Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (See Exhibit F for details)

Dividends.

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (*See Exhibit F for details*)

Series Seed-4 Preferred Stock

The amount of security authorized is 11,957 with a total of 11,956 outstanding.

Voting Rights

As-converted to common stock.

Material Rights

The total amount outstanding includes 11956 shares to be issued pursuant to the conversion of AngelList SPV SAFE notes.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (*See Exhibit F for details*)

Dividends.

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (*See Exhibit F for details*)

What it means to be a minority holder

As a minority holder of Series Seed-1 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $796,554.00
  Use of proceeds: Research & Development, salaries
  Date: September 24, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $49,000.00
  Use of proceeds: Research & Development
  Date: October 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $90.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Founder issuance
  Date: March 01, 2021
  Offering exemption relied upon: Founder issuance

- **Type of security sold:** SAFE
  Final amount sold: $500,000.00
  Use of proceeds: Research and development, salaries
  Date: June 16, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Research and development
  Date: August 25, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our projected burn rate for 2022 is approximately $50,000/month with $850,000 in cash assets, giving 17 months of operations.

Foreseeable major expenses based on projections:

Major expenses are payroll, rent, materials and equipment.

Company payroll is approximately $35,000/month including all taxes and benefits. Rent and utilities are $3500. We expect to spend an additional $50,000-$75,000 on equipment and materials this year.

Future operational challenges:

Supply chain disruptions may affect the availability of scarce materials. Talent is in limited supply in our area of expertise. We may experience untimely or costly delays achieving our technological goals. Product is new and unknown, and may lead to unforeseen risks related to sales, marketing, performance and manufacturing. Without sufficient capital and/or sales we may fail to scale production.

Future challenges related to capital resources:

Smart Tire is a highly specialized hardware startup, with limited assets. Material, equipment and personnel are all expensive and may required extensive additional capital. Unforeseen technology setbacks could delay our ability to raise more capital, and/or deplete our cash reserves.

Future milestones and events:

Participating in a winning bid for the NASA/Artemis project would increase our company revenue substantially for multiple years. Early sales of METL tires could provide revenue for the company if successful. Grant opportunities such as SBIR grants could generate anywhere from $100k to over $1.5M in funds. Future R&D partnerships could contribute to costs.

Upon success of our Reg CF fundraising, we may opt to raise additional capital through Reg A+, or pursue a traditional Series A funding round.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/27/2021

$877,266.72 cash on hand

$50,000 credit card limit from Silicon Valley Bank, balance of $15,015

$10,000 credit card limit from Bank of America, balance of $0

$5,000 credit card limit from Chase Bank, balance of $0

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company currently has a burn rate of approximately $40,000/month and has sufficient cash on hand for 18 months of operations. The funds from this campaign with be used for research & development, new hires and growth of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not required for the company to be viable. Funds raised would be up to 74% of the amount raised to-date ($3.7M / $5.0M)

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on a projected burn rate of $50,000, the company can operate for 18 months with cash on-hand. By raising the minimum amount of $100,000, this would be extended to 20 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our current burn rate, a maximum raise would allow the company to operate for 7-8 years. We expect to increase our spending to $150,000/month by the end of 2022 upon a maximum raise, giving a total of 30-36 months of operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is actively pursuing a Phase I SBIR grant in the amount of $250k within the next 12 months. Upon successful completion, up to $1.5M additional would be available in Phase II for the following 12-18 months, for a total of $1.75M within the next 2 years.

The company has contemplated a Reg A+ round of $10M or more in 2022/2023 upon reaching certain prior milestones.

Indebtedness

- **Creditor:** Silicon Valley Bank
  Amount Owed: $15,014.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $50,042,424.80

Valuation Details:

Technology was developed with over $10M in government funding, resulting in 3 patents. Company has approximately $1M cash on-hand, has secured several key strategic partners and opened offices in Akron, OH. Team has decades of prior experience.

Partners include 2x Global 500 companies (Ford, Boeing) and company is in talks with another undisclosed Global 500 company.

Key IP is licensed exclusively, and the company has filed multiple provisional patents covering foundational technologies for producing shape memory alloy tires. There are no other companies currently producing tires with these materials, and the industry is large (> $250B and growing).

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

In making this calculation, we have also assumed that other other securities with a right to acquire shares are exercised. The pre-money valuation takes into account convertible securities currently outstanding. The Company currently has $1,355,554.00 in SAFEs outstanding that we have assumed will convert to preferred. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Upon a minimum raise, funds will be added to our existing operating account, and used for our R&D budget.

If we raise the over allotment amount of $3,703,441.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  Further development and testing of our METL™ tire, including SMA materials, rubber integration, shape setting and computer modeling. Design for new applications, including rovers and motorized vehicles.

- *Company Employment*
  25.0%
  Primarily growing our engineering department; hiring of new mechanical engineers and materials experts. We may also increase general full-time staff (admin, marketing, etc).

- *Operations*
  15.0%
  Rent & utilities for our Akron, OH facility. Marketing for METL™ products, accounting, legal, admin.

- *Working Capital*
  6.5%
  Miscelleneous use: travel, entertainment, trade shows, unexpected expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.smarttirecompany.com (https://smarttirecompany/corporate).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smart-tire-company

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Smart Tire Company Inc.

[See attached]

THE SMART TIRE COMPANY, LLC

Audited Financial Statement For The Years Ended December 31, 2020

Jason M. Tyra
CPA PLLC

INDEPENDENT AUDITOR'S REPORT

To Management
The Smart Tire Company LLC.
Upland, CA

We have audited the accompanying financial statements of The Smart Tire Company, LLC (a state of Delaware limited liability company) which comprise the balance sheet as of December 31, 2020, and the related income statement, statement of changes in members' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Smart Tire Company, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 30, 2021

1700 Pacific Avenue, Suite 4710
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SMART TIRE COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	576
TOTAL CURRENT ASSETS		576
TOTAL ASSETS		576

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Contributed Capital		2,100
Retained Earnings (Deficit)		(1,524)
TOTAL MEMBERS' EQUITY		576
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	576

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SMART TIRE COMPANY, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

Operating Expense	
Advertising	1,500
General & Administrative	24
	1,524
Net Income from Operations	(1,524)
Net Income	$ (1,524)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SMART TIRE COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(1,524)
Net Cash Flows From Operating Activities		(1,524)
Cash Flows From Financing Activities		
Contributions of Capital		2,100
Net Cash Flows From Investing Activities		2,100
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		576
Cash at End of Period	$	576

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SMART TIRE COMPANY, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance at Inception	$ -	$ -	$ -
Contribution of Capital	2,100		2,100
Net Income		(1,524)	(1,524)
Balance at December 31, 2017	$ 2,100	$ (1,524)	$ 576

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Smart Tire Company, LLC ("the Company") is a limited liability company organized under the laws of the State of Delaware. The Company will design and produce vehicle tires made from advanced materials.

In March of 2021, the Company reorganized as a Delaware Corporation.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. There are no significant estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

As of December 31, 2020, the Company had not commenced principal operations and recognized no revenue for the year then ended. The Company intends to earn revenue from the design, production, and sale of vehicle tires made from advanced materials.

Intellectual Property

In 2020, the Company entered into and agreement to license certain intellectual property from the US National Aeronautics and Space Administration which it intends to use in its manufacturing processes ("the Intellectual Property"). The Intellectual Property agreement calls for 4.2% of net sales of products manufactured under license to be paid to the licensor as a royalty, with a minimum payment of $3,000 per year beginning in the fourth year of the license agreement.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

During the year ended December 31, 2020, the Company was subject to income tax reporting requirements as a partnership in the federal jurisdiction of the United States and a limited liability company in the State of Delaware. As a partnership, all items of income expense were reported by the members of the Company with their personal tax returns. Beginning January 1, 2021, the Company

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- EQUITY

Subsequent to reorganization the Company had a single class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. The Company is authorized to issue up to 10,000,000 shares of common stock at a par value of $0.00001 per share.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

During 2020, the Company was organized as a limited liability company. As such, the liability of the members of the company for the obligations of the company was limited to each member's contribution of capital to the company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 30, 2021, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

The SMART Tire Company, Inc

The Next Great American Tire Company


THE SMART TIRE COMPANY
Reimagining the wheel.™

Website | Akron, OH | TRANSPORTATION

$0.00 raised

0 Investors	**$50M** Valuation
$4.60 Price per Share	**$243.80** Min. Investment
	Equity Offering Type
$3.7M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

The SMART Tire Company makes what we believe is the world's first high performance, airless tire, based on technology invented by NASA for rover missions to Mars. We use space-age metals called "shape memory alloys" that are elastic like rubber, yet strong like titanium. Our team has over 100+ years of combined, high tech entrepreneurial experience ranging from blockchain to venture capital, manufacturing, and tire development, including leading roles at Goodyear and previous co-research with NASA. The Company is currently pre-revenue and in the advanced prototype stage.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- 12+ years and $10M+ research previously invested in this licensed NASA technology
- Disrupt the $250B tire industry with patented airless tires made from advanced materials
- Made in the USA (Akron, OH) + collaborating with top American brands (Ford Mobility, Felt Bicycles, major aerospace company)

OVERVIEW

Meet SMART Tire: Bringing NASA Technology Back Down to Earth

Introducing Shape Memory Alloy Radial Technology (SMART), a revolutionary technology for the $250 billion tire industry. This space-age tire changes the way vehicles perform on and off road, enabling new transportation possibilities around the globe.



POTENTIAL SMART TIRE APPLICATIONS
AUTOMOTIVE
High performance, never flat tires for future EVs
TRUCKING
Low-maintenance tires for long haul trucks
AEROSPACE
Reduce weight and increase safety
MOBILITY
Worry-free tires for bikes and scooters
SPACE
Extreme tires for extraterrestrial pursuits



Photo credit: Superelastic tire, NASA Glenn Research Center

**Images are in the prototype phase. Product is still currently under development and not available on the market*

Originally developed by NASA and now commercialized for terrestrial use by The SMART Tire Company, these superelastic tires are airless, durable, and will never go flat. The secret ingredient is an advanced material called NiTinol (nickel titanium), a shape memory alloy with 30x the reversible strain of steel. This amazing alloy will always snap back to its original shape no matter how you stretch or bend it. It comes in a variety of exotic colors, and will be first available on our METL™ tires for bicycles and scooters.



Stretch
(i) Pseudoelastic Recovery
(ii) Shape-Memory Recovery
Unload
Stress
Strain (%)
22
Ti
Titanium
47.867

The SMART tire was born out of the extreme challenges NASA faces on Mars, where there are no roads, temperatures can reach -100C, and tire performance is mission-critical. Today, The SMART Tire Company is Reimagining the Wheel™, by bringing superelastic tire technology to a variety of transportation applications here on Earth.

THE PROBLEM

Air-Filled Tires Are Overflowing with Issues

Pneumatic (air-filled) rubber tires are an invention that has barely changed in 100+ years. Problems include:

- Constant maintenance and monitoring
- Over 200 million flat tires per year in the US
- Billions of gallons of fuel are wasted due to underinflation
- Contribute to 27% of all roadside emergencies
- Responsible for 50 billion pounds of waste, annually



TIRES ARE HIGH MAINTENANCE, BAD FOR THE ENVIRONMENT
1846
TIRE INVENTED
PNEUMATIC RUBBER TIRES A 150+ YEAR-OLD INVENTION
E FUEL F
3.1+
BILLION
GALLONS OF FUEL LOST TO UNDER-INFLATED TIRES
68.1
BILLION
POUNDS OF END-OF-LIFE TIRES EVERY YEAR

Sources: Historic UK, Undiscovered Scotland

Practically all modes of transportation from trucks to bikes, airplanes and space applications can benefit from high-performance airless tires that never go flat, save on gas, and can handle the most extreme environments on and off of Earth.

THE SOLUTION

Reimagining the Wheel, by Reinventing the Tire

We believe that SMART Tires are the first of their kind: made from shape memory alloys, they are both airless AND high performing. Their special superelastic properties are unlike anything else on earth. This allows them to bend and flex like a rubber tire - but with the strength and performance of a titanium alloy, and always retaining their original shape. Not only that, but they never go flat and require almost no maintenance, are lightweight, and use significantly less rubber than a traditional tire.



KEY FEATURES
AIRLESS TIRE NEVER GOES FLAT
ECO-FRIENDLY / USES LESS RUBBER
FUEL EFFICIENT
STRONG AND DURABLE LIKE TITANIUM
NEVER GOES FLAT
ECO-FRIENDLY
HIGH PERFORMANCE

What makes these tires so special? It's the combination of structural design with the unique properties of SMA. This amazing material actually rearranges its molecular structure in response to stress. The "superelastic" effect is fundamentally superior to conventional materials, delivering one of the highest energy returns of any structure on Earth.



Stress
Detwinned Martensite
Heating
External force
Cooling
Unloaded spring
90° C
25° C
-60° C
-130° C
12.7 cm
53.4 cm
Operates at temperatures from -130 to +90°C
(flight qualification temperatures for MSR)
Nitinol
Steel
Hybrid Device

SMART Tire's lead engineer originally led the invention of spring tires at Goodyear, receiving an R&D 100 Award ("the Oscars of innovation"). SMART Tires are the 3rd generation offspring of this invention, incorporating over a decade of space program research with new, patented terrestrial designs and commercial integrations.


Spring Tire
Steel springs enable higher loads for NASA missions
Superelastic Tire
Shape memory alloys power the future of heavy extraterrestrial vechicles
SMART Tire
Brings 12+ years of advanced research back to earth as road-ready, rubberized tire

**Images are in the prototype phase. Product is still currently under development and not available on the market*

We believe SMART Tires are perfect for the next generation of electric vehicles, where load-carrying ability, fuel efficiency, consistent performance and long life are paramount. According to our research, the trucking industry can benefit by eliminating costly tire maintenance, better fuel efficiency, and eliminating the need for redundant tires. The future 18-wheeler may benefit greatly from running instead on 10 advanced SMART Tires.

The SMART Tire Company makes money through several key terrestrial sources:

- **Consumer products (METL bicycle tire):** we have a waiting list of 3,500+ customers for our high-performance METL™ bicycle tire, with its innovative "Nike Air" style see-through design.

- **Fleet sales:** We are working with "Spin" scooters (backed by Ford Mobility) to bring these tires to their rideshare fleet. The shared electric scooter market represents hundreds of thousands to millions of units worldwide.

- **B2B/OEM:** We currently have strong interest from both the cycling and automotive industries in OEM opportunities for their vehicles.

- **Licensing:** Our patent-pending inventions include critical advancements required to produce high-performing SMA tires on earth. In certain markets, we may choose to license portions of the technology rather than produce it ourselves.

How much does it cost?

Our estimated price for the METL™ bicycle tire is $100-$150 at launch, or competitively priced as an integrated high-end wheelset. Similarly, we project automotive and trucking applications to be priced in the "sport" or premium "performance" categories.

One key goal of The SMART Tire Company is to reduce the material costs of our structural SMA applications by 50% or more over the next 3 years through collaboration with our supply chain partners, and optimizations to our designs. Within 5 years we believe there will be an industry shift to more economical shape memory alloys with similar properties. Similar to the "Tesla model", we will sell high-end, high-performance products with decreasing price points over time.

THE MARKET

Entering Growing Market of $250 Billion

The overall global tire market is a $250 billion market with a CAGR of 3.2%, and two wheel market (target for the METL™ tire) is $20 billion with a CAGR of 8%. Micro-mobility is the fastest-growing segment of the tire market, with more than 50% of all bicycle dollars spent on higher-end specialty bike stores, and urban mobility on the rise.

The EV market is expected to grow by over 4.5 times in the next 7 years with a CAGR of 24%. These vehicles are heavier and expected to go longer distances between maintenance, and are our target for a future automotive product.

In fact, the tire and EV markets are similar in size today, at about $250 billion. In the same way Tesla has changed transportation for the better by improving upon the combustion engine, we use first principles thinking and advanced technology to address another key component of every vehicle: the tire.

Our first customers are early adopters and technophiles, who prefer sustainable solutions made in the USA. They are cycling enthusiasts, commuters, and own electric scooters. Our corporate partners include private space companies, micro-mobility providers, and automotive manufacturers.

Private Space Exploration

Based on technology originally invented by NASA for future missions to Mars, we believe Smart Tire Company (STC) is uniquely positioned to provide commercial shape memory alloy solutions to private space companies, a lucrative emerging market.

We are currently collaborating with multiple large aerospace companies preparing bids for Project Artemis, NASA's return to the south pole of the moon. The overall NASA budget for Artemis is $6.88 billion, and the original LRV (Lunar Rover Vehicle) cost $38,000,000 to develop in 1963 ($345,164,183 in 2021 adjusted for inflation). SMART Tire hopes to participate in this future LTV contract through a winning bid, as well as other Mars and moon missions.

WHY INVEST

Driving into a Smarter Future, Made in the USA

From Akron, Ohio to Los Angeles, California, SMART Tires are made in the USA. Based on foundational technology originally developed at NASA Glenn Research Center (Cleveland, Ohio), our tires are produced in a 5,000 square foot facility in Akron, Ohio, where the American tire industry was born.

All of our competitors (Michelin/ France, Bridgestone/ Japan, Continental/ Germany, Goodyear/ USA), are long-established rubber companies competing with largely similar, pneumatic rubber tire products. We believe STC establishes a new category of structural, airless tires not available from the industry today.

Our All-American partners include NASA (as part of a Space Act Agreement for further collaborative research), top aerospace companies, Spin Labs, Felt Bicycles, The University of Akron, and The University of Minnesota. Our shape memory alloy materials are also produced exclusively in the USA.


MADE IN THE USA
Akron, OH
Headquartered in the birthplace of the tire industry
US partners: Spin Mobility, Felt Bicycles
Based on advanced NASA Technology
NiTinol material produced in the USA
Akron, OH

We plan to release the METL tire in 2022/2023, to put the power of SMA tires directly in the hands of consumers.

By 2025, we hope to see SMART tires make their first trip to the moon, as part of NASA's project Artemis. Currently we are engaged with major aerospace partners, to help them compete for NASA's upcoming RFP.

Over the next two years, we plan to demonstrate our tires on a concept vehicle from a top-three major automaker, as well as develop our first trucking prototypes for heavy loads.

SMART PROTOTYPES


CYCLING
INTEGRATED RUBBER
AUTOMOTIVE

**Images are in the prototype phase. Product is still currently under development and not available on the market*

In 2026, a rover co-developed by NASA and the ESA (European Space Agency) will launch for Mars on a sample return mission, equipped with SMA tires. This mission plans to utilize the same foundational technology being commercially developed at The SMART Tire Company.

By 2030, we envision SMA tires as the tire of choice for electric & autonomous vehicles, and entering the aviation industry, where the elimination of extremely heavy landing gear systems may be the biggest win of all.

TIMELINE (5-YEAR)


March 2021
SMART Tire Announced
June 2021
NASA Space Act Agreement Begins
SMART Innovation Lab Opens in Akron, Ohio (September)
2022 - Projected
METL™ Product Launch
Lunar Tire Projects TBD
2023 - Projected
Sales Growth (2 Wheel Market)
Advanced Automotive Tire R&D (Electric Vehicles)
2024 - Projected
Radial Tire Development
Truck & Aircraft Tire Innovations
2025 - Projected
Advanced Prototypes: Automotive, Trucking, Aircraft
2026 - Projected
Road Testing
Early Mass Market

Our bright future is backed by some other big wins...

- 2-year Space Act Agreement with NASA, to further develop the METL™ bike tire
- R&D partnerships with Spin (Ford Mobility) and Felt Bicycles
- $1.29 million in previous crowdfunding from 1,750+ investors
- Lunar tire supplier for aerospace companies (pre-RFP phase)
- Major automaker research vehicle collaboration
- 3,500+ waiting list for METL tires

We believe we are building **the next great American tire company**: a safer, greener, more advanced tire based on NASA technology. Together we can create a smarter, safer future for transportation, and bring back the US as the world leader in tires!


WE ARE EXCITED ABOUT THE POTENTIAL OF METL™ ... TO HELP ADVANCE OUR MISSION TO CREATE CLEANER, SAFER AND BETTER TRANSPORTATION FOR ALL
James Berg, Research & Development Manager @ Ford Mobility
THE SMART TIRE COMPANY'S TIRE SOLUTION SHOWS AN EXCITING NEW FRONTIER AND WE'RE EXCITED TO OFFER OUR BIKES TO SUPPORT THEIR TESTING
Eric Sakalowsky, VP Global Marketing & E-Commerce at Felt Bicycles

Source: Spin, Felt

"With a technology entrusted by NASA for future Mars exploration, we are very excited for the opportunity to use it right here on Earth, right now. One of humankind's greatest inventions, reimagined."

— Earl Cole, CEO, The SMART Tire Company



**Images are in the prototype phase. Product is still currently under development and not available on the market*

SMARTTIRECOMPANY.COM

In the Press

SHOW MORE

Meet Our Team



Earl Cole

CEO

A senior executive, entrepreneur and producer, who studied business & entrepreneurship at the University of Washington and Stanford. Worked with mega brands Disney, Sony, Google, Honda, and CBS, and is the first ever unanimous winner of Survivor.



Brian Yennie

CTO

A technology leader from diverse startups across education, gaming, manufacturing and blockchain, Brian studied computer science at Dartmouth College before joining his first startup at 19. Runs CelticsStrong.com to feed his Boston sports addiction.



Jim Benzing
Principal Engineer
40+ years @ Goodyear Tires. Lead innovator for R&D 100 Award winning invention (Spring Tire), and co-inventor of the Superelastic Tire.



William Farah
General Counsel, Business Development
Patent protector, legal enforcer and investment deal maker.

General Counsel @ SOS Ventures



Karen Jones
Advisor / Enterprise Operations
Executive MBA with 20+ years experience working for the government in supply chain logistics and employee relations. Enterprise operations for the FAA in dealing with businesses, government and labor regulations within the aviation industry.



Monica Kang
Advisor, Environmental Science
Experienced lawyer in both federal and state (Los Angeles Superior Court) legal systems with a background in insurance, employment, trademark & patent law. BS in Biology (Applied Ecology) & BA in Environmental Engineering.



Angela Helin
Advisor
Principal Loads Engineer @ SpaceX

Offering Summary

Company	The Smart Tire Company Inc.
Corporate Address	1450 Firestone Pkwy, Unit E, Akron, OH 44301
Offering Minimum	$9,995.80
Offering Maximum	$3,703,441.60
Minimum Investment Amount (per investor)	$243.80

Terms

Offering Type	Equity
Security Name	Series Seed-1 Preferred Stock
Minimum Number of Shares Offered	2,173
Maximum Number of Shares Offered	805,096
Price per Share	$4.60
Pre-Money Valuation	$50,042,424.80

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Earl Cole, co-founder and CEO of the SMART Tire Company

we are introducing

the world's first high performance

airless tire developed by nasa and made

from space-age materials unlike anything

you've ever seen before

my name is Brian Yennie i am co-founder

and CTO of the smart tire company

the word disruptive gets thrown around a

little too much i've been working

technology over the past 25 years and

I've only seen a few truly disruptive

trends over that time imagine a world

with no internet 25 years ago there was

no facebook no google electric vehicles

renewable energy these are all trends

that seem super obvious right now but

they were a long time in the making

why tires you ask the global tire

industry is a

250 billion dollar industry that hasn't

changed with the production of a

pneumatic tire your everyday rubber tire

filled with air

and we all know that

getting a flat tire is guaranteed

[caption: And we all know that eventually getting a flat tire is virtually guaranteed]

selling replacement tires is 70 of the

tire business that leads to billions of

pounds of tire waste every year the

smart tire company is looking to change

that by producing airless eco-friendly

alternative to the pneumatic tire a new

kind of tire made of shaped memory

alloys which is remarkably durable

lightweight and highly flexible metal

it's elastic like rubber yet strong like

titanium and never ever goes flat it's

puncture resistant doesn't require inner

tube or air pressure it is practically

maintenance free and they look pretty

darn cool a better tire for you

and the environment

the reason i'm so excited about the

smart tire company is because shape

memory alloys are one of these

disruptive technologies they rewrite the

textbooks with these incredible

capabilities the way they can rearrange

themselves at the molecular level you

really have to throw your intuition out

the window step back and think about

what is actually possible

so join us as we reimagine the wheel and

build the next great american tire

company but the future of transportation

will be smarter and cleaner for

humankind and the everyday vehicles that we use

and my dog barking in the background

thank you

[Music]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE SMART TIRE COMPANY INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

The Smart Tire Company Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is The Smart Tire Company Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 12, 2020 under the name The Smart Tire Company Inc..

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on January 5, 2022.

____

EARL COLE
PRESIDENT

Exhibit A

THE SMART TIRE COMPANY INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION ARTICLE I

NAME

The name of this corporation is The Smart Tire Company Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 206, Middletown, Delaware, 19709. The name of its registered agent at such address is LegalInc Corporate Services Inc..

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Composition***" means that the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two director(s) of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Common Stock.

"***Original Issue Price***" means $4.60 per share for the Series Seed-1 Preferred Stock, $0.7354 per share for the Series Seed-2 Preferred Stock, $4.5961 per share for the Series Seed-3 Preferred Stock, and $4.140 per share for the Series Seed-4 Preferred Stock.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 13,367,774, consisting of (a) 11,683,887 shares of Common Stock of the Corporation, par value $0.00001 per share ("***Common Stock***"), and (b) 1,683,887 shares of Preferred Stock of the Corporation, par value $0.00001 per share ("***Preferred Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. 805,096 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***", 693,523 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", 173,311 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock***", and 11,957 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-4 Preferred Stock***". The Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series

Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock are referred to collectively as the "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the

Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other

disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as- converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall

vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 35% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the

Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a

share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of Series Seed-1 Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each

such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to

the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.